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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             Franklin Capital Corp.
________________________________________________________________________________
                                (Name of Issuer)


                          Common Stock, $1.00 par value
________________________________________________________________________________
                           (Title of Class Securities)


                                    35252P105
________________________________________________________________________________
                                 (CUSIP Number)


                        Lynne Silverstein (310) 752-1442
       Ault Glazer & Company Investment Management LLC, 100 Wilshire Blvd,
                       15th Floor, Santa Monica, CA 90401
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                  May 12, 2004
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



                                Page 1 of 8 pages

CUSIP No. 35252P105
          ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ault Glazer & Company Investment Management LLC

________________________________________________________________________________

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [_]................................................................
        (b)  [_]................................................................
________________________________________________________________________________

    3.  SEC Use Only............................................................
________________________________________________________________________________

    4.  Source of Funds (See Instructions) OO...................................
________________________________________________________________________________

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
        Items 2(d) or 2(e)......................................................
________________________________________________________________________________

    6.  Citizenship or Place of Organization   Delaware.........................
________________________________________________________________________________

                 7.  Sole Voting Power   114,600................................
                 _______________________________________________________________
Number of
Shares Bene-     8.  Shared Voting Power    0...................................
ficially Owned   _______________________________________________________________
by Each
Reporting        9.  Sole Dispositive Power   114,600 ..........................
Person With:     _______________________________________________________________

                 10. Shared Dispositive Power    ...............................
________________________________________________________________________________

    11. Aggregate Amount Beneficially Owned by Each Reporting Person   114,600..

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)     .................................................

    13. Percent of Class Represented by Amount in Row (11) 11.23%...............
________________________________________________________________________________

    14. Type of Reporting Person (See Instructions)
________________________________________________________________________________

   IA...........................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................



                                Page 2 of 8 pages

CUSIP No. 35252P105
          ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Milton C. Ault, III

________________________________________________________________________________

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [_]................................................................
        (b)  [_]................................................................
________________________________________________________________________________

    3.  SEC Use Only............................................................
________________________________________________________________________________

    4.  Source of Funds (See Instructions) OO...................................
________________________________________________________________________________

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
        Items 2(d) or 2(e)......................................................
________________________________________________________________________________

    6.  Citizenship or Place of Organization   USA..............................
________________________________________________________________________________

                 7.  Sole Voting Power   114,600................................
                 _______________________________________________________________
Number of
Shares Bene-     8.  Shared Voting Power    0...................................
ficially Owned   _______________________________________________________________
by Each
Reporting        9.  Sole Dispositive Power   114,600 ..........................
Person With:     _______________________________________________________________

                 10. Shared Dispositive Power    0..............................
________________________________________________________________________________

    11. Aggregate Amount Beneficially Owned by Each Reporting Person   114,600..

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)     .................................................

    13. Percent of Class Represented by Amount in Row (11) 11.23%...............
________________________________________________________________________________

    14. Type of Reporting Person (See Instructions)
________________________________________________________________________________

   IN/HC........................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................

         .......................................................................



                                Page 3 of 8 pages

Item 1  Security and Issuer

        This statement relates to the Class A Common Stock, $1.00 par value ("Common Stock"), issued by Franklin Capital Corp. ("FCC"), a Delaware Corporation. The address of the principal executive offices of FCC is 450 Park Avenue, 29th Floor, New York, New York 10022.

Item 2  Identity and Background

        Name: Ault Glazer & Company Investment Management LLC ("Adviser") Place of Organization: Delaware
        Principal Business: Investment Adviser
        Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Milton C. Ault, III ("Ault")
        Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        Ault is the controlling and managing member of Adviser. Adviser's beneficial ownership of the Common Stock is direct as a result of Adviser's discretionary authority to buy, sell and vote shares of such Common Stock for its investment advisory clients. Ault's beneficial ownership of the Common Stock is indirect as a result of Ault's control of Adviser.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Adviser to purchase FCC shares of Common Stock was approximately $505,517.15. Such amount was derived from advisory client accounts.

Item 4  Purpose of Transaction

        The Reporting Persons have concerns regarding the ability and willingness of current FCC management to maximize shareholder value. Adviser intends to recommend that FCC management work with Adviser to unlock what Adviser believes to be the true shareholder value of FCC. Adviser may recommend that FCC management effect one or more of the following changes: an extraordinary corporate transaction (which could include the sale or spinoff of one or more of FCC's business lines); a sale or transfer of a material amount of assets of FCC; a material change in the present capitalization or dividend policy of FCC, and a class of equity securities of FCC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

        Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise.

        Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to FCC and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of May 12, 2004, the Reporting Persons directly or indirectly beneficially owned 114,600 shares, or 11.23%, of Common Stock of FCC (the percentage of the shares of Common Stock owned is based on 1,020,100 shares of Common Stock outstanding as of March 9, 2004, as reported by FCC in its Form 10-Q filed on March 30, 2004).

           (1) Adviser owned 114,600 shares (11.23%)

           (2) Ault owned 114,600 shares (11.23%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions in the past 60 days.

--------------------------------------------------------------------------------
          Party              Date     Amount Bought  Price per   Where & How
                                         (Sold)        Share       Effected
--------------------------------------------------------------------------------
Adviser                    05/12/04        200         1.580     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        400         1.620     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        400         1.700     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        400         1.780     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        200         1.790     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        200         1.820     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,300        2.400     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        100         2.450     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       2,000        2.500     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        200         2.520     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        800         2.600     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        2.700     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        500         2.750     Open market
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Party              Date     Amount Bought  Price per   Where & How
                                         (Sold)        Share       Effected
--------------------------------------------------------------------------------
Adviser                    05/12/04        500         2.800     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        2.900     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,400        3.400     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        200         3.500     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        400         3.510     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,700        3.600     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        400         3.700     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        500         3.730     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        3.740     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        3.750     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        3.800     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       2,000        3.810     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,500        3.850     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        500         3.950     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,200        4.050     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       5,000        4.100     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        4.200     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        4.220     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        4.240     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        4.250     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       3,000        4.300     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       2,000        4.350     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,800        4.400     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        4.420     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       3,200        4.480     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        4.500     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       4,000        4.600     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       2,900        4.700     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,600        4.800     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        4.820     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        3.850     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        500         3.950     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        600         4.000     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       2,400        4.100     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        700         4.200     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        4.230     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       2,500        4.250     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        500         4.350     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       2,000        4.900     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        5.150     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        5.250     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       2,000        5.350     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        5.500     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04       1,000        5.550     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        400         5.850     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        600         6.000     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04        300         4.320     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04      24,100       3.8654     Open market
--------------------------------------------------------------------------------
Adviser                    05/12/04      30,300       4.0266     Open market
--------------------------------------------------------------------------------
Adviser                    05/11/04        500        1.3000     Open market
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Party              Date     Amount Bought  Price per   Where & How
                                         (Sold)        Share       Effected
--------------------------------------------------------------------------------
Adviser                    05/11/04       4,500       1.4000     Open market
--------------------------------------------------------------------------------
Adviser                    05/11/04      20,000       1.5000     Open market
--------------------------------------------------------------------------------
Adviser                    05/11/04        200        1.1500     Open market
--------------------------------------------------------------------------------
Adviser                    05/11/04        600        1.2000     Open market
--------------------------------------------------------------------------------
Adviser                    05/11/04        400        1.2500     Open market
--------------------------------------------------------------------------------
Adviser                    05/11/04        500        1.4500     Open market
--------------------------------------------------------------------------------

        (d)     Not Applicable

        (e)     Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Ault controls and manages the Adviser who makes voting and dispositive decisions for its investment advisory clients.

Item 7  Material to Be Filed as Exhibits

        Exhibit A:  Joint Filing Agreement Pursuant to Rule 13d-1
        ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 17, 2004
                          Ault Glazer & Company Investment
                          Management LLC

                            /s/ Milton C. Ault
                          ---------------------------------------------
                          Milton C. Ault, III, Managing Member


                          Milton C. Ault, III

                            /s/ Milton C. Ault
                          ---------------------------------------------

                                    EXHIBIT A
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  May 17, 2004

                          Ault Glazer & Company Investment
                          Management LLC

                            /s/ Milton C. Ault
                          ---------------------------------------------
                          Milton C. Ault, III, Managing Member


                          Milton C. Ault, III

                            /s/ Milton C. Ault
                          ---------------------------------------------